SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28930]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 25, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September, 2009.  A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on October 20, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Keystone Tax Exempt Trust [File No. 811-4334]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about March 1, 1996, applicant transferred its assets to Keystone Tax Free Fund, based on net asset value.  Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on September 3, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone Hartwell Growth Fund [File No. 811-1380]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about July 31, 1997, applicant transferred its assets Keystone Omega Fund, based on net asset value.  Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on September 3, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Eagle Growth Shares, Inc. [File No. 811-1935]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On June 17, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $82,682 incurred in connection with the liquidation were paid by applicant.  Applicant has retained approximately $36,384 in cash to pay certain remaining liabilities.

Filing Date:  The application was filed on September 10, 2009.

Applicant's Address:  1200 North Federal Hwy., Suite 424, Boca Raton, FL 33432.

**Surgeons Diversified Investment Fund [File No. 811-21868]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 20, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $53,816 incurred in connection with the liquidation were paid by Surgeons Asset Management, LLC, applicant's investment adviser.

Filing Date:  The application was filed on August 20, 2009.

Applicant's Address:  Surgeons Asset Management, LLC, 633 North St. Clair St., Chicago, IL 60611.

**Keystone Precious Metals Holdings, Inc. [File No. 811-2303]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen Precious Metals Fund, a series of Evergreen International Trust, based on net asset value.  Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 20, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone Omega Fund [File No. 811-1600]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen Omega Fund, a series of Evergreen Equity Trust, based on net asset value.  Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 20, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Ralph Parks Portfolios Trust [File No. 811-21845]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On June 29, 2009, applicant made a liquidating distribution to its shareholders, based on net

asset value.  Expenses of $12,764 incurred in connection with the liquidation were paid by

applicant and Ralph Parks Investment Group, applicant's investment adviser.

Filing Date:  The application was filed on August 18, 2009.

Applicant's Address:  Meadowgate Office Park, 101 Sully's Trail, Bldg. 10, Pittsford, NY

14534.

**Pioneer Independence Plans [File No. 811-8551]**

Summary:  Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an

investment company. On June 22, 2007, applicant made a liquidating distribution to its

planholders, based on net asset value.  Applicant incurred no expenses in connection with the

liquidation.

Filing Date:  The application was filed on September 9, 2009.

Applicant's Address:  60 State St., Boston, MA 02109.

**Pioneer Growth Shares [File No. 811-1604]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On December 7, 2007, applicant transferred its assets to Pioneer Independence Fund, based on

net asset value.  Expenses of approximately $221,761 incurred in connection with the

reorganization were paid by applicant, the acquiring fund, and Pioneer Investment Management,

Inc., applicant's investment adviser.

Filing Date:  The application was filed on September 9, 2009.

Applicant's Address:  60 State St., Boston, MA 02109.

**Keystone Strategic Development Fund [File No. 811-8694]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about December 22, 1997, applicant transferred its assets to Evergreen Natural Resources

Fund, a series of Evergreen International Trust, based on net asset value.  Expenses incurred in

connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on September 1, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone World Bond Fund [File No. 811-4830]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about July 31, 1997, applicant transferred its assets to Keystone Strategic Income Fund,

based on net asset value.  Expenses incurred in connection with the reorganization were paid by

applicant.

Filing Date:  The application was filed on September 1, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone Strategic Growth Fund (K-2) [File No. 811-97]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about December 22, 1997, applicant transferred its assets to Evergreen Strategic Growth

Fund, a series of Evergreen Equity Trust, based on net asset value.  Expenses incurred in

connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 31, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone International Fund Inc. [File No. 811-1231]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about December 22, 1997, applicant transferred its assets to Evergreen International

Growth Fund, a series of Evergreen International Trust, based on net asset value.  Expenses

incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 17, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 3
[File No. 811-21559]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on August 14, 2009.

Applicant's Address:  385 East Colorado Blvd., Pasadena, CA 91101.

**Keystone Liquid Trust [File No. 811-2521]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about July 31, 1997, applicant transferred its assets to Evergreen Money Market Fund, a

series of Evergreen Money Market Trust, based on net asset value.  Expenses incurred in

connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 19, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

**Keystone Strategic Income Fund [File No. 811-4947]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On or about December 22, 1997, applicant transferred its assets to Evergreen Strategic Income Fund, a series of Evergreen Fixed Income Trust, based on net asset value.  Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on August 20, 2009.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

> **Waddell & Reed Advisors Vanguard Fund, Inc. [File No. 811-1806]**
> **Waddell & Reed Advisors International Growth Fund, Inc. [File No. 811-2004]**
> **Waddell & Reed Advisors Continental Income Fund, Inc. [File No. 811-2008]**
> **Waddell & Reed Advisors Retirement Shares, Inc. [File No. 811-2263]**
> **Waddell & Reed Advisors Funds, Inc. [File No. 811-2552]**
> **Waddell & Reed Advisors New Concepts Fund, Inc. [File No. 811-3695]**
> **Waddell & Reed Advisors Asset Strategy Fund, Inc. [File No. 811-7217]**
> **Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. [File No. 811-9789]**
> **Waddell & Reed Advisors Select Funds, Inc. [File No. 811-10135]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  On January 30, 2009, each applicant transferred its assets to Waddell & Reed Advisors Funds, based on net asset value.  Expenses of approximately $120,269, $62,712, $29,428, $34,751, $584,038, $117,640, $192,396, $14,266 and $135,564, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date:  The applications were filed on August 27, 2009.

Applicants' Address:  6300 Lamar Ave., Shawnee Mission, KS 66202-4200.

**Kayne Anderson Canadian Energy Income Fund, Inc. [File No. 811-21945]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 17, 2009, and amended on September 2, 2009.

Applicant's Address: 717 Texas Ave., Suite 3100, Houston, TX 77002.

**Keystone Emerging Markets Fund [File No. 811-7551]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 28, 2009, and amended on September 2, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

**Keystone Balanced Fund II [File No. 811-7679]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about July 17, 1997, applicant transferred its assets to Evergreen Foundation Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on July 27, 2009, and amended on August 31, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

**AIM Core Allocation Portfolio Series [File No. 811-21792]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Each series of applicant was liquidated at net asset value through a series of shareholder redemptions that was completed on February 26, 2009. Expenses of approximately $422 incurred in connection with the liquidation were paid by Invesco Aim Advisors, Inc., applicant's investment adviser.

Filing Dates: The application was filed on August 14, 2009, and amended on September 17, 2009.

Applicant's Address: 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

### E*TRADE Funds [File No. 811-9093]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 30, 2009 and April 27, 2009, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $50,000 incurred in connection with the liquidation were paid by E*TRADE Asset Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on August 20, 2009.

Applicant's Address: 4500 Bohannon Dr., Menlo Park, CA 94025.

### Servus Life Insurance Company Separate Account One [File No. 811-9031]
### Servus Life Insurance Company Separate Account Two [File No. 811-9043]

Summary: Applicants seeks an order declaring that they have ceased to be investment companies. Applicants request deregistration based on abandonment of registration.

Applicants have not commenced operations and are not now engaged, or intending to engage, in any business activities other than those necessary for winding up their affairs.

Filing Date: The applications were filed on July 23, 2009.

Applicants' Address: Seaview House, 70 Seaview Avenue, Stamford, CT  06902-6040.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary